SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 557TH MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 14, 2009

On April 14, 2009, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 8.501, 24th floor, São Paulo/SP, CEP 05.425 -070, the 557th Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Members Álvaro Novis and Francisco Sá justified their absence, and the former was replaced by his alternate, Mr. Paulo Henyan Yue Cesena. The Chairman of the Fiscal Board, Mr. Ismael Campos de Abreu, the Company’s Chief Executive Officer, Bernardo Gradin, Officers Mauricio Ferro and Carlos Fadigas, as well as Messrs. Nelson Raso, Guilherme Furtado and Ms. Marcella Menezes Fagundes, were present at the meeting. Mr. Jaime Cardoso Danvila, representative of Banco Bradesco BBI S/A (“Bradesco BBI”), the institution responsible for preparing the economic and financial appraisal report that supported the exchange ratio established in the corporate transaction under analysis by this Board of Directors, was also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: After proper analysis of the Proposals for Deliberation (“PD”), copies of which and related documents were previously sent to the Board Members as provided for in its Internal Regulations, and will remain duly filed at the Company’s headquarters, the following decisions were unanimously taken: 1) PD.CA/BAK-03/2009 – Merger of Petroquímica Triunfo S/A (“Triunfo”) into Braskem – after clarifications were provided and considering the appraiser’s confirmation that the economic and financial appraisal report supporting the corporate transaction submitted for review of this Board of Directors complies with the legal rules applicable to the matter, notably the Corporation Law, and with the applicable regulations of the Brazilian Securities Commission - CVM, the favorable manifestation of this Board to the proposal for merger of Triunfo into the Company was approved, under the terms described in the respective PD and its exhibits, with the consequent capital increase and issue of new class “A” preferred shares, as well as the amendment of article 4 of the Company’s Bylaws, whereupon the call notice is hereby authorized to be sent for the Extraordinary General Meeting to be held on April 30, 2009, at such time to be defined and disclosed upon publication of the respective Call Notice pursuant to law, to resolve on this proposal; 2) PD.CA/BAK-04/2009 – Change of the Company’s Authorized Capital Limit – the favorable manifestation of this Board to the proposal for change of the Company’s authorized capital limit was approved, subject to the terms and conditions of the respective PD, whereupon the call notice was authorized to be issued for the Extraordinary General Meeting that will resolve on this matter and on the consequent amendment of paragraph 1 of article 4 of the Company’s Bylaws, which is to be held on the same date of the Meeting mentioned in item 1 above; 3) PD.CA/BAK-05/2009 – Export Prepayment Transaction to be carried out between the Company and financial institutions - the contracting of the export prepayment transaction was approved, subject to the terms and conditions set out in the respective PD; 4) PD.CA/BAK-06/2009 – Permanent Support Committees of the Board of Directors of Braskem, in compliance with the provisions in item “f” of article 26 of the Bylaws and with the Board Operating Regulations, the new composition of the Permanent Support Committees was approved, as described in the Exhibits of such PD; II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, April 14, 2009. [Signatures: Marcelo Bahia Odebrecht – Chairman and Marcella Menezes Fagundes – Secretary; Djalma Rodrigues de Souza – Vice Chairman; Álvaro Fernandes da C. Filho; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Pais; José de Freitas Mascarenhas; José Mauro Mettrau C. da Cunha; Newton Sergio de Souza and Paulo Henyan Yue Cesena].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.